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                             January 24, 2022

       Shibin Wang
       Chief Executive Officer and Director
       Chenghe Acquisition Co.
       Unit 2009, Tower One
       Lippo Centre
       89 Queensway
       Hong Kong

                                                        Re: Chenghe Acquisition
Co.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted December
8, 2021
                                                            CIK No. 0001856948

       Dear Dr. Wang:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted December 8, 2021

       Cover Page

   1. We note your revisions in response to comment 1. Please also revise to disclose the material dates for the
DSL, Draft Measures of Cybersecurity Review, and Draft Measures
                                                        for Internet Data
Security, such as their announcement, adoption, etc. Please further revise to specify the
"recent statements and regulatory actions by the relevant organs of the PRC government"
related to VIEs and anti-monopoly enforcement actions and
                                                        disclose why these
recent statements and actions may have a material adverse impact on your ability to conduct
business, accept foreign investments, or list on a U.S. or another
 Shibin Wang
FirstName  LastNameShibin
Chenghe Acquisition Co. Wang
Comapany
January 24,NameChenghe
            2022        Acquisition Co.
January
Page 2 24, 2022 Page 2
FirstName LastName
         international securities exchange. Please further revise to enhance your description of the legal and operational risks associated with being based in Hong Kong even if you decide to pursue an initial business combination outside of the PRC. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
2. We note your revisions in response to comment 5. Please revise your cover page to disclose your intentions to distribute earning or settle amounts owed under any VIE agreements if you decide to consummate your initial business combination with a target business based in or primarily operating in the PRC. Please further revise your cover page to enhance your discussion of any restrictions of foreign investments, as well as how these
         "may impact the ability to transfer cash between entities [or] across borders." Please further revise your summary to enhance your discussion of capital controls and currency conversion, consistent with your disclosure on page 97.
Summary
Certain Considerations Relating to Our Corporate Structure Following Our Initial Business
Combination, page 14

3. We note your revisions in response to comment 3. Please revise your description of the
         VIE organizational structure to reflect its unique risks to investors. For example only, we note disclosure that a combined company and/or its PRC subsidiaries "will exert control over" or "will control the VIEs," however this appears to conflict with subsequent disclosure discussing why these contractual arrangements may be less effective than direct ownership. Similarly, please revise your cover page to remove the implication that this organizational structure has been formally approved by PRC authorities. In this regard, we note your disclosure that "a company based in the PRC may use a corporate structure without direct equity ownership held by foreign investors" or "a series of contractual arrangements may be entered into between the PRC operating entities." Please further revise to enhance your disclosure on the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits. Here and in the Summary where you discuss the VIE structure, please also state, if true, that these contracts have not been tested in court.
Implications of the HFCAA, page 16

4. We note your revisions in response to comment 4. Please also disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
Summary of Risk Factors, page 43

5. We note your revisions in response to comment 6. Please revise to present your discussion of the risks that being based in Hong Kong poses to investors in a series or
 Shibin Wang
Chenghe Acquisition Co.
January 24, 2022
Page 3
         concise, bulleted or numbered statements. Please also revise to expand upon your discussion of risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please also revise to include specific cross-references to the more detailed discussion of each of the risks in the prospectus.
Risks Associated with Acquiring and Operating a Business in Foreign Countries, page 44

6. In the first bullet point on page 45, where you discuss the potential delisting of your securities under the Holding Foreign Companies Accountable Act please expand to state that trading in your securities could be prohibited under the Act. Risk Factors, page 47

7. We note your revision in response to comment 8 and reissue. Please revise to enhance your discussion of this risk as it applies to your current operations, as well as any search for a target company, and delete any indication that you are not currently subject to intervention or influence of the PRC government. In this regard we note, without limitation, your response letter dated October 28, 2021 that "the National People's
         Congress of the PRC authorizes the Hong Kong Special Administrative Region to exercise" autonomy and power in accordance with the provisions of the Basic Law of the
         Hong Kong Special Administrative Region. Please also revise to highlight this risk as it applies to the business of any China-based company that you may target for an initial business combination, as well as your operations following any initial business combination. Please further revise to enhance your discussion of the recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers.
8. We note your revision in response to comment 9. Please revise to expand upon why "the list of potential businesses in [y]our focused industries for the initial business combination may be further narrowed or the ability of the combined company to list in the United
       States may be restricted." For example only, it is unclear whether, how and when you propose to consider the referenced data security laws and regulations in the PRC during
FirstName LastNameShibin Wang
       your search for a specific business combination target. Similarly, it is unclear how you
Comapany
       will NameChenghe       Acquisition
             evaluate the combined        Co. ability to list in the United
States, if at all, during
                                     companies'
Januaryyour   searchPage
         24, 2022    for a3target.
FirstName LastName
 Shibin Wang
FirstName  LastNameShibin
Chenghe Acquisition Co. Wang
Comapany
January 24,NameChenghe
            2022        Acquisition Co.
January
Page 4 24, 2022 Page 4
FirstName LastName
Our securities may be delisted under the Holding Foreign Companies Accountable Act if the
PCAOB were unable..., page 91

9. We note your risk factor disclosure about the Holding Foreign Companies Accountable
         Act. Please update your disclosure to reflect that the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong, and revise your disclosure in this risk factor accordingly.
       You may contact Jeffrey Lewis at 202-551-6216 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at 202-551-3783 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:      Joel L. Rubinstein, Esq.